SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. CNPJ 02.558.129/0001-45 - NIRE 33.3.0026819-7 Publicly Held Company with Authorized Capital

MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. , HELD ON FEBRUARY 11, 2004 .

1. DATE, TIME, AND PLACE: February 11, 2004, at 02:00 p.m., exceptionally, at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, upon regular notice of call, as set forth in the Company's Articles of Incorporation.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman; Evandro Luís Pippi Kruel - Secretary.

3. INSTATEMENT: The meeting was convened upon the attendance of the undersigned Directors, since there was a quorum present at the meeting, as provided for in the Company's Articles of Incorporation. The meeting was further attended by the following members of the Audit Committee: João Luis Tenreiro Barroso, Flavio Stamm and Milton Shigueo Takarada and of the representative of the Independent Auditor of the Company, Deloitte Touche Tohmatsu .

4. AGENDA AND RESOLUTIONS:

4.1. Approval of the Financial Statements, together with the Independent Auditors' Opinion, the Annual Management's Report and the Proposal for Profit Allocation for the fiscal year ended on December 31, 2003 : The Directors, after examination and discussion and, in face of the favorable opinion issued by the members of the Audit Committee and by the Independent Auditor, have approved by unanimous vote, without restrictions , the Financial Statements, together with the Independent Auditor's Opinion, the Annual Management's Report and the Proposal for Profit Allocation for the fiscal year ended on December 31, 2003, and the Capital Budget and the Audit Committee's Opinion, to be submitted to approval at the 2004' Regular Meeting of Shareholders.

4.2. Budget for fiscal year 2004: the Company's overall budget (including the controlled companies) for Fiscal Year 2004 has been approved under the terms and conditions contained in the proposal reviewed by the Directors, which budget, adopted as a minimum and reference amount, may be timely reviewed at any time during the fiscal year, in conformity with the Company's needs.

4.3. Schedule of Corporate Events for the closing of fiscal year 2003 – holding of AGO/AGE (Regular and Special Shareholders Meeting): the schedule of corporate events for closing of fiscal year 2003 has been approved.

4.4. Approval of the Notice of Call for General Meetings of Shareholders: the terms of the Notice of Call for Regular and Special Meetings of Shareholders have been approved, and the Board of Executive Officers is since now authorized to adopt the necessary actions for holding any such meeting.

4.5. Review of the proposal of increase in the capital stock for capitalization of tax benefits arising out of the corporate restructuring. The proposal for capitalization of the tax benefit generated as a result of the restructuring process, already appraised by the Company's Audit Committee, has been reviewed and approved. The amortization of the premium arising out of the corporate restructuring process resulted in a tax benefit of eighty-six million, four hundred and ninety thousand, and fifty-eight reais and forty-seven cents (R$86,490,058.47), which represents a credit to the holding companies, Sudestecel Participações S.A. and Tagilo Participações Ltda., to be used for increase of the company's capital stock through issue of new common shares, provided that the preemptive rights set forth in article 171 of Law no. 6404/76 are duly complied with, and any funds arising out of eventual exer cises of preemptive rights shall be credited to the company Telesp Celular Participações S.A., under the following terms and conditions:

1. Total amount of Shares Subscription and Capital Increase : eighty-six million, four hundred and ninety thousand, and fifty-eight reais and forty-seven cents (R$86,490,058.47).
2. Number and Type of Shares to be Issued : sixteen billion, four hundred and eleven million, seven hundred and seventy-five thousand, eight hundred and one (16,411,775,801) book-entry type common shares, without face value.
3. Issuance Price : Five reais and twenty-seven cents (R$5.27) per lot of one thousand common shares. The issuance price of the (common) shares corresponds to the weighted average of prices for the last 20 floor sessions of the Bovespa (São Paulo Stock Exchange) immediately preceding and including February 10, 2004 .
4. Dividends : The shares resulting from this issuance will be entitled to full dividends and/or interests on own capital declared for fiscal year 2004.
5. Term for Exercise of the Preemptive Right : Beginning: February 13, 2004 ; End: March 15, 2004 .
6. Subscription Right Proportion : In order to ascertain the number of shares that can be subscribed, the shareholder should multiply the number of shares held by he/she/it on February 12, 2004 for the following factors:

Type of shares held	Factor	Type to be subscribed
Common	0.037937687	Common
Preferred	0.037937687	Common

7. Payment condition : Cash, upon subscription.

8. Eligibility for Subscription : 8.1. Shareholders having purchased their shares until 02/12/04 shall be eligible for subscription; Shares purchased as from 02/13/04 shall be ex-subscription right for the assignee. 8.2. Holders of ADRs: The new shares shall not be registered under the Securities Act and may not be offered or sold in the United States or to North-American persons. 8.3. Shareholders wishing to trade their subscription rights during the term for exercise of preemptive rights must apply for the document for assignment of right to be issued by the financial institution acting as depositary of book-entry shares, Banco Real, or by the Custodian Entities (Stock Exchanges). 8.4. The Custodian Entities may subscribe in their name, in the proportion of their rights, as trust owners, up to the amount corresponding to the custodied shares.
9. Excesses : There shall be no excess of subscription rights.

5 . CLOSING OF THE MEETING : There being nothing else to be discussed, the meeting was closed, and these minutes were drawn-up, which after having been read and approved, were signed by the Directors present to the Meeting and by the Secretary, and following transcribed in the proper book.

Signatures: Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Pedro Manuel Brandão Rodrigues and Carlos Manuel de L. e V. Cruz – Directors; Ernesto Lopez Mozo; Ignácio Aller Mallo; Zeinal Abedin Mohamed Bava; Iriarte José Araújo Esteves; Antonio Viana-Baptista, Kazuo Moriya – Directors represented by Mr. Felix Pablo Ivorra Cano. João Luis Tenreiro Barroso, Flavio Stamm and Milton Shigueo Takarada – Members of the Audit Committee. Evandro Luís Pippi Kruel – Secretary.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the Register of Minutes of the Board of Directors' Meetings.

Evandro Luís Pippi Kruel
Secretary of the Meeting
OAB/RS nº 18.780.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.